Exhibit 99.1

Niu Technologies Announces Second Quarter 2019 Financial Results

— Second Quarter Total volume of e-scooter sales up 13.8% year over year

— Second Quarter Revenues of RMB 530.5 million, up 38.1% year over year

— Second Quarter net income of RMB 51.0 million, compared to net loss of RMB 253.0 million in the second quarter of last year

BEIJING, China, Aug. 23, 2019 (GLOBE NEWSWIRE) — Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the second quarter 2019.

Second Quarter 2019 Financial Highlights

•                  Revenues were RMB 530.5 million, an increase of 38.1% year over year

•                  Gross margin was 23.7%, compared with 15.1% in the second quarter of 2018

•                  Net income was RMB 51.0 million, compared with net loss of RMB 253.0 million in the second quarter of 2018

•                  Adjusted net income (non-GAAP)1 was RMB 54.1 million, compared with adjusted net loss of RMB 33.9 million in the second quarter of 2018

Second Quarter 2019 Operating Highlights

•                  The number of e-scooters sold reached 99,365, up 13.8% year over year

•                  Franchised stores in China reached 1,005, an increase of 124 since March 31, 2019

•                  Overseas sales network expanded to 26 distributors covering 34 countries

•                  NIU launched two new models, U+ and Us in April

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered a solid revenue growth amid the challenging market environment caused by trade wars, slowing-down of Chinese economy and the implementation of New National Standards in the Chinese e-scooter industry.  Our sales in China was affected by the lengthy certification and registration procedures during the implementation of this new regulation.  Our international sales, however, remained strong and our overseas sales volume for the second quarter was more than doubled year over year.”

Dr. Li continued, “Our gross margin improved to 23.7%, a result of further cost reduction and favorable changes in revenue mix.  We continued to be profitable in this quarter and achieved net income of RMB 51.0 million.  We are excited by our business prospects and are committed to expand our growth profitably in the quarters ahead. To cope with the increasing sales volume, we are currently building a new facility in Changzhou on a piece of land of which we acquired the land use rights in June.”

1  Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.

Second Quarter 2019 Financial Results

Revenues were RMB 530.5 million, an increase of 38.1% year over year, due to increased sales volume of 13.8% and increased revenues per e-scooter of 21.3%.

•                  E-scooter sales represented 85.1% of total revenues, while accessories, spare parts sales and service revenues represented 14.9% of total revenues.

•                  Higher e-scooter sales volume was mainly driven by strong demand from international markets.

•                  Increased revenues per e-scooter was mainly driven by a larger proportion of international sales, and higher sales in accessories and spare parts.

•                  China represented 73.0% of total e-scooter revenues, while overseas markets represented 27.0% of total e-scooter revenues, compared with 10.2% in the second quarter of 2018.

Cost of revenues were RMB 405.0 million, an increase of 24.1% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 4,076, up 9.0% from RMB 3,739 in the second quarter 2018 as a result of product mix change.

Gross margin was 23.7%, up substantially from 15.1% in the same period of 2018, mainly due to lower raw material costs, and a greater proportion of international sales and revenue from accessories and spare parts.

Operating expenses were RMB 82.9 million, a decrease of 73.4% from the same period of 2018. Operating expenses as a percentage of revenues was 15.6%, compared with 81.1% in the second quarter of 2018.

•                  Selling and marketing expenses were RMB 47.0 million (including RMB 1.0 million of share-based compensation), a decrease of 7.7% from RMB 51.0 million in the second quarter of 2018. The decrease was mainly due to lower advertising and promotion expense of RMB 11.4 million, which was partially offset by the increase of staff cost, office and travelling expense of RMB 4.1 million, depreciation and amortization expense of RMB 2.0 million, as a result of the growth in e-scooter sales volume, the opening of new franchised stores and an increased number of sales staffs. Selling and marketing expenses as a percentage of revenues was 8.9% compared with 13.3% in the second quarter of 2018.

•                  Research and development expenses were RMB 16.7 million (including RMB 0.4 million of share-based compensation), a decrease of 63.6% from RMB 45.9 million in the second quarter of 2018, mainly driven by the decrease of share-based compensation expenses of RMB 36.4 million. The lower expenses were partially offset by the increases in staff cost of RMB 5.0 million and design expense of RMB 1.2 million, which resulted from the Company’s continued efforts to enhance the research and development capability. Research and development expenses as a percentage of revenues was 3.1%, compared with 12.0% in the second quarter of 2018.

•                  General and administrative expenses were RMB 19.2 million (including RMB 1.6 million of share-based compensation), a decrease of 91.1% from RMB 214.7 million in the second quarter of 2018, mainly due to decrease of share-based compensation expense of RMB 180.0 million and an RMB 22.3 million loss for a fire accident in April 2018. The lower expenses were partially offset by increase in staff cost of RMB 5.0 million, travelling and office expenses of RMB 1.5 million as a result of increased number of staffs. General and administrative expenses as a percentage of revenues was 3.6%, compared with 55.9% in the second quarter of 2018.

Operating expenses excluding share-based compensation was RMB 79.8 million, decreased by 13.8% year over year, and represented 15.0% of revenues, compared with 24.1% in the second quarter of 2018.

•                  Selling and marketing expenses excluding share-based compensation were RMB 46.0 million, a decrease of 8.7% year over year, and represented 8.7% of revenues, compared with 13.1% in the second quarter of 2018.

•                  Research and development expenses excluding share-based compensation were RMB 16.3 million, an increase of 78.8% year over year, and represented 3.1% of revenues, compared with 2.4% in the second quarter of 2018.

•                  General and administrative expenses excluding share-based compensation were RMB 17.6 million, a decrease of 46.9% year over year, and represented 3.3% of revenues, compared with 8.6% in the second quarter of 2018.

Share-based compensation was RMB 3.1 million, a decrease of RMB 216.0 million compared to RMB 219.1 million in the same period of last year mainly because of the higher expenses that arose from the accelerated vesting of certain restricted ordinary shares during 2018 and the transfer of a number of ordinary shares from a shareholder to one of our vice presidents for nil consideration in June 2018.

Net income was RMB 51.0 million, an improvement of RMB 304.0 million compared with a net loss of RMB 253.0 million in the second quarter of 2018. The net income margin was 9.6%, compared with a net loss margin of 65.8% in the same period of 2018.

Adjusted net income (non-GAAP) was RMB 54.1 million, compared with an adjusted net loss of RMB 33.9 million in the second quarter of 2018. The adjusted net income margin2 was 10.2%, compared with an adjusted net loss margin of 8.8% in the same period of 2018.

Basic and diluted net income per ADS were RMB 0.685 (US$ 0.100) and RMB 0.665 (US$ 0.097) respectively.

Balance Sheet

As of June 30, 2019, the Company had cash, term deposit and short-term investments of RMB 667.4 million in aggregate. The Company had restricted cash of RMB 272.6 million and short-term bank borrowings of RMB 268.5 million.

Business Outlook

NIU expects revenues of third quarter to be in the range of RMB 600 million to RMB 700 million, representing a year-over-year increase of 22% to 42%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change.

2  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

Conference Call

The Company will host a conference call at 8:00 AM on August 23, 2019 U.S. Eastern Time (8:00 PM on August 23, 2019 Beijing/Hong Kong time) to discuss its second quarter 2019 financial results and provide a corporate update.

Participants may access the call via below dial-in details.

United States	+1-866-519-4004
International	+65-6713-5090
Hong Kong	800-906-601
Mainland China	400-620-8038
Conference ID	5297867

A replay will be accessible through August 31, 2019 by dialing the following numbers

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	5297867

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

About Niu Technologies

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance smart e-scooters. NIU has a streamlined product portfolio consisting of three series, N, M and U that address the needs of different segments of the modern urban resident, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss, and adjusted net income/loss margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan. Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.8650 to US$ 1.00, the exchange rate in effect as of June 30, 2019, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

NIU

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash	569,059,591	291,144,952	42,410,044
Term deposit	27,452,663	137,493,629	20,028,205
Restricted cash-current	179,262,714	272,581,397	39,705,957
Short-term investments	120,241,425	238,780,044	34,782,235
Accounts receivable, net	54,424,845	119,623,616	17,425,144
Inventories	142,382,205	205,904,210	29,993,330
Prepayments and other current assets	26,919,954	36,770,756	5,356,265
Total current assets	1,119,743,397	1,302,298,604	189,701,180

Non-current assets
Property and equipment, net	40,985,174	87,549,117	12,752,967
Intangible assets, net	7,717,754	8,506,343	1,239,089
Land use rights, net	—	34,703,551	5,055,142
Other non-current assets	16,805,474	4,725,798	688,390
Total non-current assets	65,508,402	135,484,809	19,735,588

Total assets	1,185,251,799	1,437,783,413	209,436,768

LIABILITIES
Current liabilities
Short-term bank borrowings	179,978,003	268,461,336	39,105,803
Accounts payable	249,665,890	267,532,413	38,970,490
Advance from customers	20,505,861	46,055,803	6,708,784
Deferred revenue-current	12,666,330	20,164,726	2,937,324
Accrued expenses and other current liabilities	134,184,026	178,013,692	25,930,618
Total current liabilities	597,000,110	780,227,970	113,653,019

Warranty-non current	17,609,842	16,615,204	2,420,277
Deferred revenue-non current	234,801	1,373,147	200,021
Total non-current liabilities	17,844,643	17,988,351	2,620,298

Total liabilities	614,844,753	798,216,321	116,273,317

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	83,120	83,218	12,122
Class B ordinary shares	12,839	12,839	1,870
Additional paid-in capital	1,717,483,548	1,723,456,696	251,049,774
Accumulated other comprehensive loss	(22,786,922)	(22,563,727)	(3,286,778)
Accumulated deficit	(1,124,385,539)	(1,061,421,934)	(154,613,537)
Total shareholders’ equity	570,407,046	639,567,092	93,163,451

Total liabilities and shareholders’ equity	1,185,251,799	1,437,783,413	209,436,768

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	Three months ended June 30,			Six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	384,256,352	530,505,579	77,276,851	557,079,276	885,725,279	129,020,434
Cost of revenues(a)	(326,337,890)	(405,017,981)	(58,997,521)	(477,185,072)	(684,565,875)	(99,718,263)
Gross profit	57,918,462	125,487,598	18,279,330	79,894,204	201,159,404	29,302,171

Operating expenses:
Selling and marketing expenses(a)	(50,968,566)	(47,040,468)	(6,852,217)	(70,229,372)	(76,862,661)	(11,196,309)
Research and development expenses(a)	(45,937,014)	(16,703,606)	(2,433,155)	(56,054,084)	(31,036,186)	(4,520,930)
General and administrative expenses(a)	(214,694,495)	(19,157,409)	(2,790,591)	(233,317,120)	(39,816,129)	(5,799,873)
Operating (loss)/income	(253,681,613)	42,586,115	6,203,367	(279,706,372)	53,444,428	7,785,059

Changes in fair value of a convertible loan	—	—	—	(34,499,858)	—	—
Interest expense	(1,983,012)	(2,596,692)	(378,251)	(3,905,315)	(5,004,325)	(728,962)
Interest income	957,069	5,682,101	827,691	1,328,689	9,807,450	1,428,616
Investment income	728,440	1,209,269	176,150	1,204,590	1,727,105	251,581
Foreign currency exchange gain/(losses)	965,587	1,586,288	231,069	(402,662)	(779,328)	(113,522)
Government grants	26,700	2,530,930	368,672	1,111,100	3,777,930	550,318
(Loss)/income before income taxes	(252,986,829)	50,998,011	7,428,698	(314,869,828)	62,973,260	9,173,090
Income tax expense	—	(16,616)	(2,420)	—	(9,655)	(1,406)
Net (loss)/income	(252,986,829)	50,981,395	7,426,278	(314,869,828)	62,963,605	9,171,684

Other comprehensive income/(losses)
Foreign currency translation adjustment	(13,967,724)	11,761,823	1,713,303	(6,848,465)	174,921	25,480
Unrealized/(reclassification) of gain on available for sale securities, net	245,777	83,079	12,102	101,112	48,274	7,032
Comprehensive (loss)/income	(266,708,776)	62,826,297	9,151,683	(321,617,181)	63,186,800	9,204,196
Net (loss)/income per share
—Basic	(6.175)	0.343	0.050	(8.456)	0.423	0.062
—Diluted	(6.175)	0.333	0.048	(8.456)	0.411	0.060
Net income per ADS
—Basic	—	0.685	0.100	—	0.847	0.123
—Diluted	—	0.665	0.097	—	0.823	0.120

Weighted average number of shares outstanding used in computing net (loss)/income per share
—Basic	40,971,443	148,823,076	148,823,076	37,234,327	148,748,978	148,748,978
—Diluted	40,971,443	153,302,652	153,302,652	37,234,327	153,016,518	153,016,518
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	—	74,411,538	74,411,538	—	74,374,489	74,374,489
—Diluted	—	76,651,326	76,651,326	—	76,508,259	76,508,259

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended June 30,			Six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	60,271	75,045	10,932	120,433	137,769	20,068
Selling and marketing expenses	537,319	1,010,420	147,184	1,024,365	1,709,163	248,968
Research and development expenses	36,844,965	447,013	65,115	40,117,972	871,928	127,011
General and administrative expenses	181,645,512	1,605,466	233,862	192,684,133	3,057,794	445,418
Total share-based compensation	219,088,067	3,137,944	457,093	233,946,903	5,776,654	841,465

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended June 30,			Six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(252,986,829)	50,981,395	7,426,278	(314,869,828)	62,963,605	9,171,684
Add:
Share-based compensation	219,088,067	3,137,944	457,093	233,946,903	5,776,654	841,465
Change in fair value of a convertible loan	—	—	—	34,499,858	—	—
Adjusted net (loss)/income	(33,898,762)	54,119,339	7,883,371	(46,423,067)	68,740,259	10,013,149